Joe Laxague Partner jlaxague@cronelawgroup.com Mason Allen Of Counsel mallen@cronelawgroup.com

VIA EDGAR

August 23, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Industrial Applications and Services

Division of Corporation Finance

Washington, D.C. 20549

Attn: J. Conlon Danberg

Re:	Re: Inspire Veterinary Partners, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed August 17, 2023 File No. 333-271198

Dear Mr. Danberg:

We write on behalf of Inspire Veterinary Partners, Inc. (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 22, 2023, commenting on the Company’s Amended Registration Statement on Form S-1 filed August 17, 2023 (the “Registration Statement”). Titling and paragraph numbering of the comment below corresponds to the titling and numbering used in the Commission’s comment letter.

Amendment No. 8 to Registration Statement on Form S-1 filed August 17, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Loan Payable, page 50

1.       We note your disclosure regarding a financing arrangement for gross proceeds of $1,050,000 entered into on May 30, 2023. Please identify the unrelated third-party financial institution with which you entered into the arrangement, and clarify why you entered into this financing arrangement. Please also file the financing agreement as an exhibit to the Registration Statement or explain to us why you believe you are not required to do so. Please refer to Item 601(b)(10) of Regulation S-K.

Response: In response to this comment, the Company has amended the Registration Statement at page 50 to identify the name of the financial institution and to discuss the business reasons for entering into the financing arrangement. The current agreement has been filed as Exhibit 10.26 to the amended Registration Statement.

United States Securities and Exchange Commission

Attn: J. Conlon Danberg

August 23, 2023

Note 8. Stockholders' Equity, page F-61

2.       On June 30, 2023, you issued 442,458 shares of Series A Preferred Stock to the holders of the Bridge Notes in exchange for the full extinguishment of the Bridge Notes and correspondingly recorded a debt extinguishment loss. We note that the Exchange Agreements will be deemed rescinded and the former Bridge Notes will be deemed reinstated if you do not close this offering on or before September 1, 2023. In this regard, please tell us how you determined it was appropriate to treat this as a debt extinguishment pursuant to ASC 470-50. In regard to the Series A Preferred Stock, please address what consideration was given to the guidance in ASC 480-10-S99 in determining that these shares should be treated as permanent equity.

Response: In response to this comment, the Company has amended the Registration Statement to restate the June 30, 2023 consolidated financial statements. Based on the Company’s further examination of the accounting treatment for the issuance of Series A preferred stock in exchange for the extinguishment of the Bridge Notes, the Company determined that the recission provision included in the Exchange Agreements does not legally extinguish the bridge note liability from the Company, as the qualified financing is outside of the control of the Company.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.